

Mail Stop 3561

September 23, 2008

Mr. Donald R. Chappel
Chief Financial Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

> **Re:** **The Williams Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed August 31, 2007**
> **File No. 1-4174**

Dear Mr. Chappel:

    We have reviewed your response letter filed on August 12, 2008 to our comment letter dated July 31, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gas Marketing Services, page 63

1.   We have reviewed your response to comment 1 in our letter dated July 31, 2008. Please further explain how you determined that the Gas Portfolio Transfer Agreement enabled you to offset all gains and losses on your Gas Portfolio prior to the transfer of these contracts to the acquiror. In doing so, please tell us in detail how your reciprocal transactions meet the definition of a derivative in paragraph 6 of SFAS 133. Please also tell us if you filed the Gas Portfolio Transfer Agreement as an exhibit to any of your filings and, if not, clarify why you determined the exhibit should not be filed and supplementally provide us with a copy of this transfer agreement.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director